UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice of Annual and Special Shareholder Meeting

On September 5, 2017, Gazit-Globe Ltd. (the “Company”), published with the Tel Aviv Stock Exchange (the “TASE”) and the Israeli Securities Authority (the “ISA”) a notice convening the Company’s 2017 annual and special general meeting of shareholders (the “Shareholder Meeting”), which is scheduled to take place on Tuesday, October 17, 2017 at 3 p.m. (Israel time) at the offices of the Company at 10 Nissim Aloni Street, Tel Aviv, Israel.

The agenda for the Shareholder Meeting will consist of the following items:

1.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and to authorize the Company’s board of directors (the “Board”) to set the fees to be paid to such auditor;

2.	Re-election of all members of the Board (other than the external directors) as directors, until the annual general meeting of shareholders in 2018;

3.	Approval of an update to, and the renewal of, the Company's agreement with Norstar Holdings Inc., the Company’s controlling shareholder (regarding provision of services and non-compete undertaking);

4.	Adoption of amendments to the Company’s Articles of Association (the “Articles”) that amend the conditions pursuant to which the Company may indemnify its office holders from liability, including amendments that are based on corresponding updates to Israeli law that have come into effect since the date of the latest amendment to the existing Articles;

5.	Approval of an amendment to the Company’s indemnification undertaking to its directors and officers (excluding to directors and officers who are controlling shareholders and their family members);

6.	Approval of renewed indemnification undertakings for the Company's Chairman of the Board, Mr. Chaim Katzman, and Vice Chairman of the Board and CEO, Mr. Dor J. Segal;

7.	Approval of the payment of director’s fees to Mr. Douglas Sesler for his service as a director of Gazit Horizons, Inc., a wholly-owned subsidiary of the Company;

8.	Approval of the compensation terms of Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Chairman of the Board and controlling shareholder (including the Company’s provision to Mr. Gordon of an indemnification undertaking); and

9.	Discussion of the Company’s annual report (including financial statements) for the year ended December 31, 2016 (this item will not be voted upon by the Company’s shareholders).

Approval of each of the above proposals (other than Proposal/Item 9, for which there will be no vote) requires the affirmative vote of the holders of a majority of the voting power represented at the Shareholder Meeting in person or by proxy and voting on the proposal. In addition to the foregoing simple majority requirement, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the approval of each of Proposals 3, 6 and 8 also requires that either:

●	the majority voted in favor of the proposal includes a majority of the ordinary shares that are voted at the meeting, excluding abstentions, held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) in the approval of the proposal; or

●	the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 35% of the voting rights in the Company constitutes a quorum for purposes of the Shareholder Meeting. In the absence of the requisite quorum of shareholders at the Shareholder Meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s Articles. At such adjourned meeting, if the foregoing quorum is not present within half an hour of the time designated for the meeting, the presence of at least two shareholders in person or by proxy holding, in the aggregate, at least 30% of the voting rights in the Company will constitute a quorum.

Shareholders who are unable to attend the Shareholder Meeting in person will be requested to instruct the record holder of such shareholder’s shares on how to vote or obtain a legal proxy from the record holder to enable such shareholder to participate in and to vote such shares at the meeting (or to appoint a proxy to do so).

Following the record date for the Shareholder Meeting, which has been set as Monday, September 18, 2017, the Company will distribute to all shareholders of record as of such date a proxy statement describing the proposed resolutions with respect to the above agenda items, as well as a proxy card for submitting a vote on those agenda items.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: September 5, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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